UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Net Element, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

64112K106
(CUSIP Number)

Mike Zoi
1450 S. Miami Avenue
Miami, FL 33130
(305) 507-8808
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64112K106	Page 2 of 12

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 940,987,015 (See Item 5 below)
	9)	Sole Dispositive Power 5,754 (See Item 5 below)
	10)	Shared Dispositive Power 702,411,478 (See Item 5 below)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 940,987,015 (See Item 5 below)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 93.3% (See Item 5 below)
14)	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 64112K106	Page 3 of 12

1)	Names of Reporting Persons Enerfund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 915,750,566 (See Item 5 below)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 627,411,478 (See Item 5 below)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 915,750,566 (See Item 5 below)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 90.8% (See Item 5 below)
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 4 of 12

1)	Names of Reporting Persons TGR Capital, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 915,750,566 (See Item 5 below)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 302,263,749 (See Item 5 below)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 915,750,566 (See Item 5 below)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 90.8% (See Item 5 below)
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 5 of 12

1)	Names of Reporting Persons MZ Capital LLC (Delaware)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 915,750,566 (See Item 5 below)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 45,937,500 (See Item 5 below)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 915,750,566 (See Item 5 below)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 90.8% (See Item 5 below)
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 6 of 12

1)	Names of Reporting Persons MZ Capital LLC (Florida)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 915,750,566 (See Item 5 below)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 29,062,500 (See Item 5 below)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 915,750,566 (See Item 5 below)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 90.8% (See Item 5 below)
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 64112K106	Page 7 of 12

PRELIMINARY STATEMENT:

This Amendment No. 10 amends the Schedule 13D filed by Mike Zoi, Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware) and MZ Capital LLC (Florida) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on March 24, 2009, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Net Element, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons have entered into a Joint Filing Agreement, dated February 21, 2012, a copy of which is filed as Exhibit 99.1 to the Schedule 13D.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

(a)           As of April 23, 2012, Mike Zoi beneficially owned 940,987,015 shares of common stock of the Issuer, which represented 93.3% of the Issuer’s outstanding common stock based on 761,531,533 shares of common stock outstanding as of April 24, 2012 plus 247,559,078 shares of common stock issuable upon exercise of warrants and options and upon conversion of convertible promissory notes beneficially owned by Mr. Zoi. Such beneficial ownership consists of: (i) 5,754 shares of common stock held directly by Mr. Zoi; (ii) (A) 177,875,000 shares of common stock, (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (C) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (D) 14,545,455 shares of common stock issuable upon exercise of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held by Enerfund, LLC; (iii) (A) 202,263,749 shares of common stock, and (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC; (iv) 45,937,500 shares of common stock held by MZ Capital LLC (Delaware); (v) 29,062,500 shares of common stock held by MZ Capital LLC (Florida); (vi) 13,333,334 shares of common stock owned by Kenges Rakishev; (vii) 200,000,000 shares of common stock owned by Mark Global Corporation, a British Virgin Islands company that is owned and controlled by Kenges Rakishev; and (viii) (A) 24,950,100 shares of common stock, and (B) 286,349 shares of common stock issuable upon exercise of outstanding options, each owned by Dmitry Kozko. Mike Zoi has the sole power to vote or direct the vote of zero shares of common stock of the Issuer. Mike Zoi has the sole power to dispose or direct the disposition of the 5,754 shares of common stock of the Issuer held directly by him. Mike Zoi has shared power to vote or direct the vote of 940,952,453 shares of common stock of the Issuer, and shared power to dispose or direct the disposition of 702,411,478 shares of common stock of the Issuer, as further described below. As the direct or indirect sole and managing member of each of Enerfund, LLC and TGR Capital, LLC, and the sole manager of each of MZ Capital LLC (Delaware) and MZ Capital LLC (Florida), Mike Zoi shares with each of those entities the power to vote or direct the vote, and to dispose or direct the disposition of, the respective shares of common stock of the Issuer beneficially owned by each of those entities. In addition, as further described in Item 6 below, each of Mark Global Corporation, Kenges Rakishev, Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC have agreed to vote their shares in the Issuer together on certain matters, and, as a result, Mr. Zoi is deemed to have beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by such persons and entities. Also, as further described in Item 6 below, Mike Zoi and Dmitry Kozko have agreed to vote their shares in the Issuer in favor of James Caan as a director of the Issuer, and, as a result, Mr. Zoi is deemed to have beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by Mr. Kozko. Mr. Zoi has no power to dispose or direct the disposition of, and, except to the extent provided in the agreements described in Item 6 below, no power to vote or direct the vote of, any securities beneficially owned by Mark Global Corporation, Kenges Rakishev or Dmitry Kozko.

CUSIP No. 64112K106	Page 8 of 12

As of April 23, 2012, Enerfund, LLC beneficially owned 915,750,566 shares of common stock of the Issuer, which represented 90.8% of the Issuer’s outstanding common stock based on 761,531,533 shares of common stock outstanding as of April 24, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by Enerfund, LLC. Such beneficial ownership consists of (i) (A) 177,875,000 shares of common stock, (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (C) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (D) 14,545,455 shares of common stock issuable upon exercise of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held directly by Enerfund, LLC; (ii) 5,754 shares of common stock held by Mike Zoi; (iii) (A) 202,263,749 shares of common stock, and (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC; (iv) 45,937,500 shares of common stock held by MZ Capital LLC (Delaware); (v) 29,062,500 shares of common stock held by MZ Capital LLC (Florida); (vi) 13,333,334 shares of common stock owned by Kenges Rakishev; and (vii) 200,000,000 shares of common stock owned by Mark Global Corporation, a British Virgin Islands company that is owned and controlled by Kenges Rakishev. Enerfund, LLC has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of common stock of the Issuer. Enerfund, LLC has shared power to vote or direct the vote of 915,750,566 shares of common stock of the Issuer, and shared power to dispose or direct the disposition of 627,411,478 shares of common stock of the Issuer, as further described below. Enerfund, LLC shares with its sole and managing member, Mike Zoi, the power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock of the Issuer beneficially owned by it. As the direct sole member of TGR Capital, LLC, Enerfund, LLC shares with TGR Capital, LLC the power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock of the Issuer beneficially owned by TGR Capital, LLC. In addition, as further described in Item 6 below, each of Mark Global Corporation, Kenges Rakishev, Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC have agreed to vote their shares in the Issuer together on certain matters, and, as a result, Enerfund, LLC is deemed to have beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by such persons and entities. Enerfund, LLC has no power to dispose or direct the disposition of, and, except to the extent provided in the agreements described in Item 6 below, no power to vote or direct the vote of, any securities beneficially owned by Mike Zoi (other than those securities directly owned by Enerfund, LLC or TGR Capital, LLC), MZ Capital LLC (Delaware), MZ Capital LLC (Florida), Mark Global Corporation or Kenges Rakishev.

As of April 23, 2012, TGR Capital, LLC beneficially owned 915,750,566 shares of common stock of the Issuer, which represented 90.8% of the Issuer’s outstanding common stock based on 761,531,533 shares of common stock outstanding as of April 24, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by TGR Capital, LLC. Such beneficial ownership consists of (i) (A) 202,263,749 shares of common stock, and (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held directly by TGR Capital, LLC; (ii) 5,754 shares of common stock held by Mike Zoi; (iii) (A) 177,875,000 shares of common stock, (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (C) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (D) 14,545,455 shares of common stock issuable upon exercise of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held by Enerfund, LLC; (iv) 45,937,500 shares of common stock held by MZ Capital LLC (Delaware); (v) 29,062,500 shares of common stock held by MZ Capital LLC (Florida); (vi) 13,333,334 shares of common stock owned by Kenges Rakishev; and (vii) 200,000,000 shares of common stock owned by Mark Global Corporation, a British Virgin Islands company that is owned and controlled by Kenges Rakishev. TGR Capital, LLC has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of common stock of the Issuer. TGR Capital, LLC has shared power to vote or direct the vote of 915,750,566 shares of common stock of the Issuer, and shared power to dispose or direct the disposition of 302,263,749 shares of common stock of the Issuer, as further described below. TGR Capital, LLC shares with its sole member, Enerfund, LLC, and Mike Zoi, as the sole and managing member of Enerfund, LLC, the power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock beneficially owned by TGR Capital, LLC. In addition, as further described in Item 6 below, each of Mark Global Corporation, Kenges Rakishev, Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC have agreed to vote their shares in the Issuer together on certain matters, and, as a result, TGR Capital, LLC is deemed to have beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by such persons and entities. TGR Capital, LLC has no power to dispose or direct the disposition of, and, except to the extent provided in the agreements described in Item 6 below, no power to vote or direct the vote of, any securities beneficially owned by Mike Zoi (other than those securities directly owned by TGR Capital, LLC), Enerfund, LLC (other than those securities directly owned by TGR Capital, LLC), MZ Capital LLC (Delaware), MZ Capital LLC (Florida), Mark Global Corporation or Kenges Rakishev.

CUSIP No. 64112K106	Page 9 of 12

As of April 23, 2012, MZ Capital LLC (Delaware) beneficially owned 915,750,566 shares of common stock of the Issuer, which represented 90.8% of the Issuer’s outstanding common stock based on 761,531,533 shares of common stock outstanding as of April 24, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by MZ Capital LLC (Delaware). Such beneficial ownership consists of (i) 45,937,500 shares of common stock held directly by MZ Capital LLC (Delaware); (ii) 5,754 shares of common stock held by Mike Zoi; (iii) (A) 177,875,000 shares of common stock, (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (C) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (D) 14,545,455 shares of common stock issuable upon exercise of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held by Enerfund, LLC; (iv) (A) 202,263,749 shares of common stock, and (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC; (v) 29,062,500 shares of common stock held by MZ Capital LLC (Florida); (vi) 13,333,334 shares of common stock owned by Kenges Rakishev; and (vii) 200,000,000 shares of common stock owned by Mark Global Corporation, a British Virgin Islands company that is owned and controlled by Kenges Rakishev. MZ Capital LLC (Delaware) has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of common stock of the Issuer. MZ Capital LLC (Delaware) has shared power to vote or direct the vote of 915,750,566 shares of common stock of the Issuer, and shared power to dispose or direct the disposition of 45,937,500 shares of common stock of the Issuer, as further described below. MZ Capital LLC (Delaware) shares with its sole manager, Mike Zoi, the power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock beneficially owned by it. In addition, as further described in Item 6 below, each of Mark Global Corporation, Kenges Rakishev, Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC have agreed to vote their shares in the Issuer together on certain matters, and, as a result, MZ Capital LLC (Delaware) is deemed to have beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by such persons and entities. MZ Capital LLC (Delaware) has no power to dispose or direct the disposition of, and, except to the extent provided in the agreements described in Item 6 below, no power to vote or direct the vote of, any securities beneficially owned by Mike Zoi (other than those securities directly owned by MZ Capital LLC (Delaware)), Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Florida), Mark Global Corporation or Kenges Rakishev.

As of April 23, 2012, MZ Capital LLC (Florida) beneficially owned 915,750,566 shares of common stock of the Issuer, which represented 90.8% of the Issuer’s outstanding common stock based on 761,531,533 shares of common stock outstanding as of April 24, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by MZ Capital LLC (Florida). Such beneficial ownership consists of (i) 29,062,500 shares of common stock held directly by MZ Capital LLC (Florida); (ii) 5,754 shares of common stock held by Mike Zoi; (iii) (A) 177,875,000 shares of common stock, (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (C) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (D) 14,545,455 shares of common stock issuable upon exercise of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held by Enerfund, LLC; (iv) (A) 202,263,749 shares of common stock, and (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC; (v) 45,937,500 shares of common stock held by MZ Capital LLC (Delaware); (vi) 13,333,334 shares of common stock owned by Kenges Rakishev; and (vii) 200,000,000 shares of common stock owned by Mark Global Corporation, a British Virgin Islands company that is owned and controlled by Kenges Rakishev. MZ Capital LLC (Florida) has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of common stock of the Issuer. MZ Capital LLC (Florida) has shared power to vote or direct the vote of 915,750,566 shares of common stock of the Issuer, and shared power to dispose or direct the disposition of 29,062,500 shares of common stock of the Issuer, as further described below. MZ Capital LLC (Florida) shares with its sole manager, Mike Zoi, the power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock beneficially owned by it. In addition, as further described in Item 6 below, each of Mark Global Corporation, Kenges Rakishev, Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC have agreed to vote their shares in the Issuer together on certain matters, and, as a result, MZ Capital LLC (Florida) is deemed to have beneficial ownership of all of the shares of common stock of the Issuer beneficially owned by such persons and entities. MZ Capital LLC (Florida) has no power to dispose or direct the disposition of, and, except to the extent provided in the agreements described in Item 6 below, no power to vote or direct the vote of, any securities beneficially owned by Mike Zoi (other than those securities directly owned by MZ Capital LLC (Florida)), Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware), Mark Global Corporation or Kenges Rakishev.

(b)           The disclosures contained in Item 5(a) above are incorporated herein by reference.

CUSIP No. 64112K106	Page 10 of 12

The principal business address of Dmitry Kozko is 1450 S. Miami Avenue, Miami, Florida 33130. The present principal occupation of Mr. Kozko is Executive Vice President of Business Development of the Issuer and Chief Executive Officer of the Issuer’s subsidiary Openfilm, LLC. Mr. Kozko has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kozko has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kozko is a citizen of the United States of America.

The address of Mark Global Corporation is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Mark Global Corporation is a company organized under the laws of the British Virgin Islands. Kenges Rakishev is a citizen of the Republic of Kazakhstan. Please refer to the Schedule 13D expected to be filed by Mark Global Corporation and Kenges Rakishev as a result of the transaction described in Item 5(c) below for additional information with respect to Mark Global Corporation and Mr. Rakishev.

(c)           On April 20, 2012, TGR Capital, LLC closed on the sale of 200,000,000 shares of common stock of the Issuer to Mark Global Corporation in a private transaction for an aggregate purchase price of $30,000,000, or $0.15 per share. $15,000,000 of such purchase price was paid in cash and the balance of such purchase price was paid by the discharge in full and cancellation of all liabilities under a $15,000,000 original principal amount convertible note payable by TGR Capital, LLC to Mark Global Corporation.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Shareholder Rights Agreement

On February 24, 2012, the Issuer entered into a Shareholder Rights Agreement (the “Shareholder Rights Agreement”) with Mark Global Corporation, Kenges Rakishev, Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC (collectively, the “Shareholders”). The Shareholder Rights Agreement became effective at 12:01 a.m. (New York time) on April 23, 2012, which was the first business day immediately following the date on which Mark Global Corporation, together with its affiliates, acquired beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 10% of the Issuer’s common stock.

As further described below, pursuant to the Shareholder Rights Agreement, the Shareholders agreed to certain corporate governance matters pertaining to the Issuer, the Issuer granted registration rights to each of Mark Global Corporation, Kenges Rakishev, TGR Capital, LLC, Mike Zoi and certain of their assignees (collectively, the “Holders”) and TGR Capital, LLC and Mike Zoi granted tag-along rights to Mark Global Corporation and Kenges Rakishev and certain of their assignees.

The Shareholders agreed to cause the Board of Directors of the Issuer to be comprised of not less than four and not more than eight directors. For so long as TGR Capital, LLC, together with its affiliates, has beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 5% of the Issuer’s common stock, TGR Capital, LLC is entitled to nominate one director. For so long as Mark Global Corporation, together with its affiliates, has beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 5% of the Issuer’s common stock, Mark Global Corporation is entitled to nominate one director. For so long as the Shareholder Rights Agreement remains in effect, TGR Capital, LLC and Mark Global Corporation are entitled to nominate two independent directors mutually acceptable to TGR Capital, LLC and Mark Global Corporation. In the event that Mark Global Corporation’s director nominee is unable to attend any meeting of the Board of Directors, Mark Global Corporation is entitled to have another representative attend such meeting in a non-voting observer capacity. In addition, so long as Mark Global Corporation, together with its affiliates, has beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) of greater than 10% of the Issuer’s common stock, the Shareholders agreed to cause Mark Global Corporation’s director nominee to be a member of any compensation committee, nominating committee and audit committee that the Board of Directors may establish, in each case to the extent such directors are permitted to serve on such committees under applicable Securities and Exchange Commission rules. In order to secure the performance of each Shareholder’s obligations under Section 3.1 of the Shareholder Rights Agreement (which section sets forth the foregoing and other corporate governance matters), (i) Mark Global Corporation irrevocably appointed TGR Capital, LLC and (ii) each of TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC irrevocably appointed Mark Global Corporation, the durable attorney-in-fact and lawful proxy of such Shareholder(s) (with full power of substitution) to vote or provide a written consent with respect to its shares of common stock of the Issuer if, and only in the event that, such Shareholder(s) fails to take any necessary action in accordance with the terms of Section 3.1 of the Shareholder Rights Agreement.

CUSIP No. 64112K106	Page 11 of 12

Upon demand by any of the Holders, the Issuer agreed to register from time to time with the Securities and Exchange Commission for resale (i) all shares of common stock of the Issuer from time to time owned by Mark Global Corporation, Kenges Rakishev or any other person or entity controlled by Kenges Rakishev, and (ii) all shares of common stock of the Issuer from time to time owned by TGR Capital, LLC, Mike Zoi or any other person or entity controlled by Mike Zoi. The Issuer also granted the Holders piggyback registration rights with respect to all of such shares.

TGR Capital, LLC and Mike Zoi granted tag-along rights to Mark Global Corporation and Kenges Rakishev and certain of their assignees, which give them the right to participate, with certain limited exceptions set forth in the Shareholder Rights Agreement, in any proposed sale or transfer by TGR Capital, LLC, Mike Zoi or certain of their transferees of any or all of their shares of common stock of the Issuer.

The foregoing description of the Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Agreement, which is filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 29, 2012 and is incorporated by reference as an exhibit hereto.

Agreement to Vote for James Caan as a Director

On September 28, 2010, Mike Zoi and Dmitry Kozko entered into an agreement to vote their shares in the Issuer in favor of James Caan as a director of the Issuer. Such agreement to vote expires pursuant to its terms on December 14, 2013.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.	Description
(k)	Agreement of Mike Zoi and Dmitry Kozko to vote their shares in the Issuer in favor of James Caan as a director of the Issuer (included in Consulting Agreement dated October 12, 2009 between Openfilm, LLC and James Caan, as amended by the letter agreement dated October 12, 2009 signed by Mike Zoi and the letter agreement dated September 28, 2010 among Enerfund, LLC, Dmitry Kozko, James Caan and Mike Zoi) (incorporated by reference to Exhibit 4.2 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2012)

(l)	Shareholder Rights Agreement, dated February 24, 2012, among Mark Global Corporation, Kenges Rakishev, Mike Zoi, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida), Enerfund, LLC and Net Element, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 29, 2012)

99.1	Joint Filing Agreement, dated February 21, 2012, by and among Mike Zoi, Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware) and MZ Capital LLC (Florida) (incorporated by reference to Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 23, 2012)

CUSIP No. 64112K106	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2012	/s/ Mike Zoi
Date	Mike Zoi

ENERFUND, LLC

April 26, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member

TGR CAPITAL, LLC

By: ENERFUND, LLC, its Managing Member

April 26, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member

MZ CAPITAL LLC (Delaware)

April 26, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

MZ CAPITAL LLC (Florida)

April 26, 2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager